1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 20, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE
FOURTH MEETING OF THE THIRD SESSION OF THE BOARD
OF DIRECTORS OF ALUMINUM CORPORATION OF CHINA LIMITED

The Company and the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement, and accept joint and several responsibilities for any false representation, misleading statement contained herein or material omission from this announcement.

The Fourth Meeting of the Third Session of Board of Directors (the "Board") of Aluminum Corporation of China Limited (the "Company") was convened at 9:00 a.m. on 17 March 2008 at No. 2901 Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People!|s Republic of China. Of the 8 directors of the Company (the "Directors") eligible to attend the meeting, 7 Directors attended in person. Mr. Liu Xiangmin, a Director, was unable to attend the meeting due to personal engagement and appointed Mr. Luo Jianchuan to attend and vote on his behalf at the absolute discretion of Mr. Luo. Members of the Supervisory Committee, the Secretary to the Board and other members of the senior management of the Company were in-attendance. This meeting was convened in compliance with relevant requirements of the Company Law of the People!|s Republic of China and the Articles of Association of the Company. The meeting was chaired by Mr. Xiao Yaqing, at which the following material resolutions were considered and passed:

1.	The proposal in relation to the 2007 Annual Results Report of the Company was considered and approved.

(1)	2007 Annual Results Report of the Company was approved.

(2)

It was approved that the report of the Board and the audited financial report would be submitted to the 2007 annual general meeting to be convened on 9 May 2008 by the Company for consideration and approval.

The proposal made special statements for relevant adjustments to the accounting report arising from the adoption of a series of new accounting standards after 2007 to ensure the Directors being informed of such adjustments. All Directors had no objections to such adjustments.

2.	The proposal in relation to profit distribution and final dividend distribution proposal for 2007 were considered and approved.

(1)

As audited by PricewaterhouseCoopers, according to the principle of taking the lower amount of profit available for distributing to shareholders under the Articles of Association, the Company declared a 2007 final dividend RMB0.053 per share (tax inclusive) to shareholders in cash, totalling RMB716 million, based on 35% of profit after tax for the current year and after deducting the distributed 2007 interim dividend. No transfer of capital reserves into share capital was carried out for this financial year.

(2)

It was approved that the 2007 profit distribution proposal and 2007 final dividend distribution proposal of the Company would be submitted to 2007 AGM for consideration and approval, and the Board was authorized to distribute the 2007 final dividend to shareholders.

3.	The proposal in relation to the 2008 production plan and 2008 finance plan of the Company was considered and approved.

The 2008 production plan and 2008 finance plan of the Company were approved.

4.	The proposal in relation to the 2008 capital expenditure plan and financing scheme was considered and approved.

The 2008 capital expenditure plan and financing scheme were approved. The Chairman of the Company or such other person authorized by the Chairman was authorized to organize the implementation of 2008 capital expenditure plan and financing scheme within the approved limit of total capital expenditure and total loan.

5.

The proposal in relation to the Company's participation in the bidding in an open tender process at China Beijing Equity Exchange for the acquisition of the respective equity interests in six companies from China Aluminum Corporation and China Nonferrous Metals Processing Technology Co., Ltd. was approved.

(1)

The acquisition of the equity interests in the six companies listed on and transferred through China Beijing Equity Exchange by China Aluminum Corporation and China Nonferrous Metals Processing Technology Co., Ltd. on 25 February 2008 at a consideration of no more than RMB4.18 billion was approved. The details of the equities are as follows: 100% equity in Lanzhou Liancheng Longxing Aluminum Company Limited, 100% equity in Chinalco Southwest Aluminum Co., Ltd, 84.02% equity in Chinalco Henan Aluminum Fabrication Co., Ltd., 75% equity in Chinalco Ruimin Co., Ltd., 60% equity in Chinalco-SWA Plates & Strips Co., Ltd. and 56.86% equity in Huaxi Aluminum Company Limited. The proposal will be submitted to the 2008 first EGM to be convened on 9 May 2008 for consideration and approval.

(2)	It was approved that the management of the Company would be authorized to carry out relevant matters in details upon the approval of the resolution by the general meeting.

(3)

It was approved that an Independent Board Committee consisting of three independent directors of the Company, Pan Yaojian, Kang Yi and Zhang Zhuoyuan would be established to advise independent shareholders of the Company in respect of the transaction.

(4)

Since the transaction involves connected transaction with Chinalco, it was approved that Bocom International Holdings Company Limited would be appointed as the independent financial adviser of the transaction.

As the above matter involves the connected transaction between Aluminum Corporation of China Limited and China Aluminum Corporation, Mr. Xiao Yaqing, as the general manager of China Aluminum Corporation, abstained from voting on this proposal. Director Shi Chungui voted against the proposal; the remaining directors voted for the proposal. The directors (including independent directors) voting for the proposal are of the opinion that the decision-making procedure of this connected transaction is in compliance with the relevant regulations of regulatory rules in listing place of the Company and the Articles of Association; the trading price has been determined through open tender process; meanwhile, the above connected transactions are under normal commercial terms; conditions and terms of the transaction are fair as far as all the shareholders are concerned, without detriment to the interests of the Company and other shareholders, especially minority shareholders.

6.	The proposal in relation to establishment of Liancheng Branch of Aluminum Corporation of China Limited was considered and approved.

With a priority that the general meeting approves the Company to acquire 100% equity in Lanzhou Liancheng Longxing Aluminum Company Limited (the "Longxing Aluminum") listed on China Beijing Equity Exchange by China Aluminum Corporation and that the bidding is successful, the Board agreed with the followings:

(1)	To establish Liancheng Branch of Aluminum Corporation of China Limited (temporary name, the final name is subject to authorization of Industrial and Commercial Administration).

(2)

Upon the acquisition of Longxing Aluminum by the Company, the assets and staff will be under the management of Liancheng Branch; Longxing Aluminum will be dissolved, liquidated and cancelled in proper time.

(3)

To authorise the Chairman or such other person authorised by the Chairman to handle all formalities relating to the establishment of the Liancheng Branch, execute all necessary documents, and take all actions deemed necessary or expedient and in the interests of the Company.

7.	The proposal in relation to establishment of Baotou Aluminum Company Limited - a wholly owned subsidiary of Aluminum Corporation of China Limited was considered and approved.

It was approved that the Company will establish a wholly-owned subsidiary-Baotou Aluminum Company Limited (which is a temporary name, the final name is subject to authorization of the Industrial and Commercial Administration) by contributing principle operating assets of Baotou Aluminum Co., Ltd and authorize the management of the Company to handle all related matters on establishment of the wholly-owned subsidiary.

8.	The proposal in relation to nomination of added director candidates of the third Board of the Company was considered and approved.

Directors who attended the meeting were of opinion that the independent director candidates Mr. Wang Mengkui and Mr. Zhu Demiao had no material connected relationship with the Company. Upon independent test, they were found to satisfy independence requirements for independent director. Therefore, Mr. Wang Mengkui and Mr. Zhu Demiao were nominated as by-elected director candidates of the third Board of the Company and would be elected on 2007 Annual General Meeting to be convened on 9 May 2008. Please refer to the appendix of this announcement for independence test on, and biographies of, independent director candidates. Independent directors of the Company had no objection to above candidates.

9.	The proposal in relation to the 2008 annual remuneration and 2007 annual discretionary bonus for the Directors and Supervisors was considered and approved.

The 2008 annual remuneration for the Directors and Supervisors was approved, details of which are set out in Attachment 2 "Remuneration of the Directors, Supervisors and Senior Management of Aluminum Corporation of China Limited"; the distribution of the 2007 annual incentive salary of the Directors and Supervisors in the form of discretionary bonus was approved, with a total amount of RMB1,720,000; the submission of this proposal to the 2007 AGM for consideration and approval was approved.

10.	The proposal in relation to the 2008 annual remuneration and 2007 annual discretionary bonus for the senior management was considered and approved.

The 2008 annual remuneration for the senior management was approved, details of which are set out in Attachment 2 "Remuneration of the Directors, Supervisors and Senior Management of Aluminum Corporation of China Limited"; The distribution of the 2007 annual incentive salary of the senior management in the form of discretionary bonus was approved, with a total amount of RMB660,000.

11.	The proposal in relation to renewal of the 2008-2009 annual liability insurance for Directors, Supervisors and senior management was considered and approved.

(1)

The renewal of one-year liability insurance for Directors, Supervisors and senior management (from May 18, 2008 to May 18, 2009) was approved. The matters concerning insurance premium and insurance coverage were entrusted to Aon-COFCO Insurance Brokers Co., Ltd. for handling.

(2)

The matters concerning such renewal of liability insurance for Directors, Supervisors and senior management shall be submitted to the 2007 AGM for consideration and approval, where it will be proposed to authorize the Board to instruct relevant departments to handle the specific matters concerning insurance coverage upon consideration and approval.

12.	The proposal in relation to the reappointment of the accountants for 2008 was considered and approved.

(1)

It will be proposed at the 2007 AGM to consider and approve the reappointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the PRC auditors and the reappointment of PricewaterhouseCoopers as the international auditors, with terms expiring on the conclusion of the 2008 AGM of the Company.

(2)	It will be proposed at the 2007 AGM to authorize the Audit Committee under the Board to determine the aforesaid accountants' remuneration.

13.	The proposal in relation to adjustment of the corporate business scope was considered and approved.

(1)

The addition of the following business to the business scope was approved: businesses to be added: production, sales, loading and handling service of autoclaved fly ash brick. The adjusted business scope: exploration and mining of bauxite and limestone mine; production and sales of bauxite and magnesite products, smelted products and processed products; production and sales of carbon products, relevant non-ferrous products, water and electricity, industrial oxygen and nitrogen; production, sales, loading and handling service of autoclaved fly ash brick; exploration design, construction & installation, manufacture, installation and maintenance of mechanical equipment, spare parts, non-standard equipment; repair of automobile and engineering machinery, manufacture and sales of automobile of special process; goods transportation through highway; installation, repair, inspection and sales of telecommunication and testing instruments; automatic measurement control, network, software system design and installation debugging; operation of office automation and instruments; relevant technological development and technical service.

(2)

It will be proposed at the 2007 AGM to consider and approve the necessary amendments to the Article of Association according to the above-mentioned adjustments to the business scope, which shall be, when appropriate, submitted to relevant government authorities for approval and filing.

14.	The proposal in relation to amendments to the Articles of Association was considered and approved.

(1)	The following amendments to Article 39 were approved in accordance with the latest requirements of Hong Kong Registrars Limited:

Before amendment: Stocks shall be executed by the legal representative. In case other senior management members are required to execute as specified by the stock exchange where the Company's stocks are listed, such other senior management members shall execute. Stocks shall come into force upon sealing of the corporate seal (including the seal for corporate stock). In case stocks are sealed with the corporate seal or the seal for corporate stocks, it shall be authorized by the Board. The Chairman or other senior management members may sign the stocks by way of printing.

After adjustment: Stocks shall be executed by the legal representative. In case other senior management members are required to execute as specified by the stock exchange where the Company's stocks are listed, such other senior management members shall execute. Stocks shall come into force upon sealing of the corporate seal (including the seal for corporate stock) or sealing by way of printing. In case stocks are sealed with the corporate seal (including the seal for corporate stocks) or sealed by way of printing the corporate seal, it shall be authorized by the Board. The Chairman or other senior management members may sign the stocks by way of printing.

(2)

Such amendments to the Articles of Association shall be submitted to the 2007 AGM of the Company for consideration and approval. Subject to the approval of amendments to the Articles of Association at the AGM, Hong Kong Registrars Limited may be authorized by the Board to print the corporate seal on its stocks.

15.	The proposal in relation to issuance of short-term corporate bonds was considered and approved.

(1)

It will be proposed at 2007 AGM as a special resolution to consider and approve the issuance of short-term corporate bonds, subject to the following conditions, during the period from filing of the People's Bank of China to conclusion of the 2008 AGM:

1.	To issue short-term corporate bonds with total principal up to RMB10 billion in China, which may be issued in tranches;

2.	Term of such short-term corporate bonds shall be within one year;

3.

Interest rate of short-term corporate bonds shall be determined in accordance with market conditions but shall not exceed the prime interest rate of bank loans for the same period as specified by the People's Bank of China;

4.	The short term corporate bonds shall be issued to the inter-bank institutional investors in the PRC rather than the public investors;

5.

The proceeds from the issuance of the short-term corporate bonds shall be mainly used for, including but no limited to, purchase of raw materials and import of alumina; the remaining proceeds (if any) may be used for repayment of loans due.

(2)

It will be proposed at the 2007 AGM to authorize the Chairman of the Company or other persons authorized by Chairman, within the aforesaid issue scheme, to determine and handle matters concerning the issuance of short-term corporate bonds at such person's sole discretion, including but not limited to determination of issue timing, issue amount, number of tranches, interest rate, to execute necessary documents (including but not limited to request for instructions on issuance of short-term bonds, utilization of proceeds, underwriting agreement and relevant announcements), to get through necessary formalities (including but not limited to handling of relevant registration in the inter-bank market in the PRC), and to take other necessary actions.

16.	The proposal in relation to a general mandate granted to the Board to issue new shares was considered and approved.

It will be proposed at the 2007 AGM to consider and approve the granting of a general mandate to the Board to issue new H shares with a maximum of 20% of the Company's total H shares in issue, subject to the relevant requirements of Hong Kong Listing Rules and the Articles of Association.

17.	The proposal for convening of the 2007 AGM and the First EGM for 2008 was considered and approved.

The 2007 AGM and the First EGM for 2008 were resolved to be respectively held at the Conference Room, Floor 30, the Headquarters of the Company (No.62 North Xizhimen Street, Haidian District, Beijing) at 9:00 and 10:00 a.m. on May 9, 2008, with specific matters as follows:

(1)

The following matters shall be considered and approved at the 2007 AGM: Report of the Directors for 2007, Report of the Supervisory Committee for 2007, Audited Financial Report and Auditors' Report for 2007, Profit Distribution and Final Dividend Distribution Proposals for 2007, By-election of Members of the Third Board, Proposal in relation to the 2008 Annual Remuneration for Directors and Supervisors and 2007 Annual Discretionary Bonus, Proposal in relation to Renewal of the 2008-2009 Annual Liability Insurance for Directors, Supervisors and Senior Management, Proposal in relation to Reappointment of the Accountants for 2008, Proposal in relation to Amendments to the Articles of Association, Proposal in relation to Issuance of Short-term Corporate Bonds, Proposal in relation to the General Mandate Granted to the Board to Issue New Shares, and other proposals submitted by the shareholders at the general meeting as specified by the Articles of Association.

(2)

The proposal in relation to the Company's bidding for acquisition of equity interests in six companies offered by Aluminum Corporation of China and China Nonferrous Metals Processing Technology Co. Ltd. on China Beijing Equity Exchange shall be considered and approved at the First EGM for 2008.

For details of the 2007 AGM and the First EGM for 2008, please refer to the notice to the general meetings to be separately issued by the Company.

The Board of Directors
Aluminum Corporation of China Limited

17 March 2008

Appendix I: The biographies of the candidates for Independent Directors

Mr. Zhu Demiao, a candidate for director. Currently, Mr. Zhu is the managing director of Oaktree Capital (Hong Kong) Ltd. He graduated from University of Chicago GSB with a MBA degree, and obtained master's degree in economics from Research Institute for Fiscal Science under Ministry of Finance, PRC and obtained bachelor!|s degree in economics from Hebei geological Institute. Mr. Zhu is a PRC Certified Public Accountant. Mr. Zhu has extensive experience in finance and international capital market. He was involved in finance, audit and consult projects in several multinational companies as well as merger and acquisition projects of large enterprises. Mr. Zhu had served as managing director, member of executive committee of Asia-pacific region and chairman of operation committee of great China region of JPMorgan Chase !R Co. and served as head of China business in equity capital market department and bank investment department of Credit Suisse First Boston. He also worked in the investment analysis department of FMC Corporation in Chicago and Ministry of Finance, PRC.

Mr. Wang Mengkui, a candidate for director, is an economist. Graduated from Department of Economics, Beijing University, he is a professor and doctor advisor of Beijing University. He was engaged in long-term study on economic theory and economic policy, and has extensive experience in economic theory and practice. He had served in the magazine "Red Flag" and First Ministry of Machine Building Industry and served as vice head and researcher of economic team of research office under the Secretariat of the Central Committee, governing member of the State Development and Planning Commission, standing vice director of economic research centre under the State Development and Planning Commission, vice director and director of the Development Research Center of the State Council. He also served as member of the tenth Standing Committee of NPC, vice director of Financial and Economic Affairs Committee of NPC. He participated in the drafting of many important documents of China's government, and presided over analysis of lots of important subjects such as national economic and social development and economic system reform. He published many compositions in respect of economics and other aspects.

ALUMINUM CORPORATION OF CHINA LIMITED
NOMINATOR'S DECLARATION ON INDEPENDENT DIRECTOR

The nominator, the Nomination Committee of the third board of Aluminum Corporation of China Limited, hereby publicly declares its nomination of Mr. Wang Mengkui and Mr. Zhu Demiao as the Candidates for the position of Independent Directors of the third board of Aluminum Corporation of China Limited. The nominee has absolutely no relationship with Aluminum Corporation of China Limited which affects the independence of the nominatee. The particulars are as follows:

This nomination is made in full knowledge of the nominee's profession, academic background, professional posts, detailed work experience, and all other concurrent posts (details of which are set out in the attachments). The nominee has already given written consent to be appointed as a Candidate for the position of Independent Director of the third board of Aluminum Corporation of China Limited (Declaration of the Candidate for Independent Director was enclosed). The nominator is of the opinion that the nominee:

1.	is qualified to be a director of a listed company according to the statues, administrative laws and regulations and other stipulations;

2.	complies with the conditions of employment stipulated in the Articles of Association of Aluminum Corporation of China Limited;

3.	has the independence required by the Guidance on Setting Up a System of Independent Directors for Listed Companies by China Securities Regulatory Commission:

(1)	Neither the nominee nor his direct relations, nor other important social connections were employed by Aluminum Corporation of China Limited and its subsidiaries;

(2)

Neither the nominee nor his direct relations are shareholders holding either directly or indirectly 1% or more of the issued shares of the listed company, nor are they amongst the ten largest shareholders of the listed company;

(3)

Neither the nominee nor his direct relations may hold office in shareholders holding 5% or more of the issued shares of the listed company, nor may they hold office in one of the top five shareholders of the listed company;

(4)	Over the past year, the nominee has not fit any of the criteria in the above three points;

(5)	The nominee is not an employee providing such services as financial, legal, management consultancy or technical consultancy to the listed company and its subsidiaries.

4.	The nominee may not concurrently hold more than five posts of independent director in listed companies, including Aluminum Corporation of China Limited.

The nominator guarantees the accuracy, completeness and correctness of the above declaration and that it does not contain any false statements or misleading elements. The nominator is fully aware of the possible consequences of making false declarations.

Nominator: the Nomination Committee of the board
(seal)
March 17, 2008, Beijing

ALUMINUM CORPORATION OF CHINA LIMITED
DECLARATION OF THE CANDIDATE FOR INDEPENDENT DIRECTOR

Zhu Demiao, the declarer, being the Candidate for Independent Director of the third board of Aluminum Corporation of China Limited, hereby publicly declares that there are no relations between myself and Aluminum Corporation of China Limited which may affect my independence during my tenure as independent director of the Company. Particulars of the declaration are as follows:

1.	Neither myself nor my direct relations, nor other important social connections are employed by the Company or its subsidiaries;

2.	Neither myself nor my direct relations are shareholders holding either directly or indirectly 1% or more of the Company's issued shares;

3.	Neither myself nor my direct relations are amongst the ten largest shareholders of the Company;

4.	Neither myself nor my direct relations hold office in shareholder entities holding either directly or indirectly 5% or more of the Company's issued shares;

5.	Neither myself nor my direct relations hold office in the Company's five largest shareholders entities;

6.	Over the past year, I have not fit any of the criteria in the above five points;

7.	I do not provide such services as financial, legal, management consultancy or technical consultancy to the Company or its subsidiaries;

8.	I have not received any other benefits from the Company, its major shareholders or interested institutions or employees which have not been disclosed;

9.	I comply with the conditions of employment stipulated in the Article of Association of the Company.

In addition, I do not concurrently hold the post of independent director in more than five listed companies including Aluminum Corporation of China Limited.

I am fully aware of the responsibilities attached to the post of independent director and guarantee the accuracy, completeness and correctness of the above declaration and that it does not contain any false statements or misleading elements. I am fully cognisant of the possible consequences of making false declarations. Shanghai Stock Exchange may ascertain my independence and employment qualifications from this declaration. During my tenure as independent director of the Company, I will comply with the requirements of the regulations, stipulations and notices promulgated by China Securities Regulatory Commission and business rules of Shanghai Stock Exchange and accept the supervision of Shanghai Stock Exchange. I will ensure that I have enough time and energy to carry out my obligations, that my judgment will be independent and that I will not be affected by the Company's major shareholders, the practical controlling personages, or other units or individuals which have interests in the Company.

Declarer: Zhu Demiao
March 17, 2008, Beijing

By order of the Board of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Beijing, PRC, March 18, 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary